Ex. T3A.74
State of Delaware
Secretary of State
Division of Corporations
Delivered 01:50 PM 12/04/2003
FILED 01:14 PM 12/04/2003
SRV 030777026 - 3735260 FILE

CERTIFICATE OF FORMATION OF

UR OF NEW HARTFORD NY, LLC

ARTICLE I

NAME

The name of the Limited Liability Company is UR of New Hartford NY, LLC (the “LLC”).

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person, George W. Herz II, has executed this Certificate of Formation of UR of New Hartford NY, LLC this 4th day of December, 2003 in accordance with the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

/s/ George W. Herz II
_______________________________________
George W. Herz II, Authorized Person